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                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Quinton Cardiology Systems, Inc.:


We consent to the use of our report dated February 7, 2003, with respect to the consolidated balance sheet of Quinton Cardiology Systems, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, and of our report dated March 17, 2003, with respect to the consolidated balance sheets of Spacelabs Burdick, Inc. and subsidiary as of December 31, 2001 and 2002, and the related consolidated statements of operations, parent's investment, and cash flows for each of the years in the two-year period ended December 31, 2001, for the period January 1, 2002 through July 2, 2002, and for the period July 3, 2002 through December 31, 2002, incorporated herein by reference.

Our report on the consolidated financial statements of Spacelabs Burdick, Inc. states that Spacelabs Burdick, Inc.'s parent was acquired on July 3, 2002 in a transaction accounted for as a purchase. The purchase accounting resulted in all assets and liabilities being recorded at their estimated fair values. The effects of the purchase accounting have been pushed down to the consolidated financial statements of Spacelabs Burdick, Inc. As a result, the consolidated financial statements for the period subsequent to the acquisition are not comparable to the consolidated financial statements presented for prior periods. Our report also states that on January 1, 2002, Spacelabs Burdick, Inc. changed its method of accounting for goodwill and other intangible assets.

/s/ KPMG LLP
Seattle, Washington
May 19, 2003